                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   -----------------------------------------


                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                    IMP, INC.
                         ------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
                           ---------------------------
                         (Title of Class of Securities)



                                    449693209
                           ---------------------------
                                 (CUSIP Number)



                              Subba Rao Pinamaneni
                        Teamasia Semiconductors PTE Ltd.
                            PSA Building Post Office
                                  P.O. Box 512
                                Singapore 911148
                                   65-273-7643
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 8, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
                         (Continued on following pages)

                               (Page 1 of 4 Pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------               ---------------------------------------
          CUSIP NO. 449693209                                        PAGE 2 OF 4
-----------------------------------------               ---------------------------------------

-----------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        TEAMASIA SEMICONDUCTORS PTE LTD.
-----------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]

                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
-----------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]
-----------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        SINGAPORE
-----------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
NUMBER OF
SHARES                     671,173
BENEFICIALLY         --------------------------------------------------------------------------
OWNED BY             8     SHARED VOTING POWER
EACH
REPORTING                  0
PERSON WITH          --------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           671,173
                     --------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0
-----------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        671,173
-----------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                     [ ]
-----------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.6%
-----------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-----------------------------------------------------------------------------------------------

        Teamasia Semiconductors PTE Ltd., a Singapore corporation (together with its affiliates, "Teamasia"), hereby amends Items 4 and 7 of its Statement on
Schedule 13D, dated October 8, 1999, filed with the Securities and Exchange Commission (the "Commission") on February 14, 2000, as amended by Amendment No. 1 filed with the Commission on May 31, 2000, Amendment No. 2 filed with the Commission on June 1, 2000 and Amendment No. 3 filed with the Commission on June 6, 2000 (as amended, the "Statement") relating to the common stock, par value $.01 per share, of IMP, Inc.

ITEM 4         PURPOSE OF TRANSACTION.

        Item 4 is amended by appending the following information to Item 4:

        On June 7, 2000, Teamasia's counsel delivered to the Company a letter, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference.

ITEM 7         MATERIAL FIELD AS EXHIBITS.

         In addition to the exhibits previously filed, the following is filed with Amendment No. 4 to the Statement.

        Exhibit 5. Letter dated June 7, 2000 from counsel for Teamasia to IMP, Inc.

                                  (Page 3 of 4)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  June 7, 2000                TEAMASIA SEMICONDUCTORS PTE LTD.



                                            By:  /s/ Subba Rao Pinamaneni
                                               ---------------------------------
                                            Name:   Subba Rao Pinamaneni
                                            Title:  Managing Director


                                 (Page 4 of 4)

                         [LATHAM & WATKINS LETTERHEAD]


                                  June 7, 2000


VIA TELECOPY

IMP, Inc.
2830 North First Street
San Jose, California 95134

               Re:    Teamasia Semiconductors PTE

Dear Sirs:

               As you know, Teamasia has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies in connection with the Annual Meeting of stockholders of IMP. The decision to engage MacKenzie was discussed with you in advance. The reason Teamasia retained MacKenzie instead of IMP (as would be customary) was as an accommodation to IMP by Teamasia to bear the costs of this important function.

               In order to effectively solicit proxies from IMP stockholders, MacKenzie Partners must have real-time access to the results of the proxy voting. Such access is customary and the efforts of MacKenzie will largely be wasted if it cannot access this information. It has come to the attention of representatives of Teamasia that IMP has not authorized Boston Equiserve, IMP's transfer agent, to provide MacKenzie Partners with this information. In fact, on the evening of June 5, 2000 two senior officers of IMP reiterated this position. In accordance with IMP's obligation under Section 6.1 of the Phase 2 Stock Purchase Agreement to take all reasonable and lawful action to solicit and obtain the approval of IMP's stockholders, our client hereby again requests that IMP authorize Boston Equiserve to make Joe Doherty of MacKenzie Partners an authorized user of Boston Equiserve's system. Alternatively, we request that Boston Equiserve furnish Mr. Doherty with customary voting reports twice per day.

                                 EXHIBIT INDEX


EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  5             Letter dated June 7, 2000 from Counsel for Teamasia to IMP, Inc.